                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  ANNUAL REPORT


                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
      ACT OF 1934.

                   For the fiscal year ended December 31, 1998

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
      ACT OF 1934.

      For the transition period from                to
                                     ----------------  ------------------
                         Commission file number 0-11402

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               TELXON CORPORATION
                        1995 EMPLOYEE STOCK PURCHASE PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               TELXON CORPORATION
                             3330 WEST MARKET STREET
                                AKRON, OHIO 44333

                               TELXON CORPORATION

                        1995 Employee Stock Purchase Plan

                          Index to Financial Statements



                                                             Pages
                                                             -----


Report of Independent Accountants                                2

Statements of Financial Condition
  as of December 31, 1998 and 1997                               3

Statements of Operations and Changes
  in Participants' Equity for the years
  ended December 31, 1998, 1997 and 1996                         4

Notes to Financial Statements                                  5-7

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Stock Option and Restricted Stock Committee of the Board of Directors of Telxon Corporation and Participants of the Telxon Corporation 1995
         Employee Stock Purchase Plan


In our opinion, the accompanying statements of financial condition and the statements of operations and changes in participants' equity present fairly, in all material respects, the financial position of the Telxon Corporation 1995 Employee Stock Purchase Plan (the "Plan") at December 31, 1998 and 1997 and the results of its operations and changes in its participants' equity for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers  L.L.P.
    PRICEWATERHOUSECOOPERS  L.L.P.


Akron, Ohio
March 29, 1999

                               TELXON CORPORATION

                        1995 Employee Stock Purchase Plan

                        Statements of Financial Condition
                        as of December 31, 1998 and 1997







                                                     1998           1997
                                                     ----           ----
ASSETS
Employer account receivable                       $367,636        $326,232

Employer contribution receivable                    60,822          56,624
                                                  --------        --------

                  Total assets                    $428,458        $382,856
                                                  ========        ========






LIABILITIES AND PARTICIPANTS' EQUITY
Payable for stock purchases                       $405,483        $377,496

Amounts due to former participants                   2,349           4,280

Residual participant contributions                  20,626           1,080
                                                  --------        --------

                  Total liabilities                428,458         382,856

Participants' equity                                    --              --
                                                  --------        --------

                  Total liabilities and
                    participants' equity          $428,458        $382,856
                                                  ========        ========







                     The accompanying notes are an integral
                        part of the financial statements.

                               TELXON CORPORATION

                        1995 Employee Stock Purchase Plan

          Statements of Operations and Changes in Participants' Equity for the years ended December 31, 1998, 1997 and 1996




                                                  1998       1997       1996
                                                  ----       ----       ----

Participant contributions                     $ 876,175    $774,569   $  882,202
Employer contributions                          146,131     129,807      135,711
                                              ---------    --------   ----------

         Total additions                      1,022,306     904,376    1,017,913
                                              ---------    --------   ----------

Stock purchases                                 974,206     865,386      904,734
Participant withdrawals                          27,474      37,910      112,180
Residual contribution amounts
  reserved for participants                      20,626       1,080          999
                                              ---------    --------   ----------

         Total deductions                     1,022,306     904,376    1,017,913
                                              ---------    --------   ----------

         Net additions                               --          --           --


Participants' equity, beginning of period            --          --           --
                                              ---------   ---------   ----------

Participants' equity, end of period           $      --   $      --    $      --
                                              =========   =========   ==========





                     The accompanying notes are an integral
                        part of the financial statements.

                               TELXON CORPORATION

                        1995 Employee Stock Purchase Plan

                          Notes to Financial Statements


1.       Description of the Plan
         -----------------------

         The following description of the Telxon Corporation (the "Company") 1995 Employee Stock Purchase Plan, as amended (the "Plan"), provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan's provisions.

         General
         -------
         The Plan is an employee stock purchase plan that allows participants to purchase whole shares of Telxon Common Stock ("Stock") through payroll deductions. The Plan's fiscal year is divided into two, six-month periods ("Payment Periods"). The Payment Periods are January 1 to June 30 and July 1 to December 31 and represent the periods during which participants payroll deductions are accumulated. At the end of each Payment Period, the participants' accumulated payroll deductions are used to purchase whole shares of Stock. The shares are purchased for an amount equal to 85% of the lesser of (1) the closing price of a share of Stock on the first trading day of the Payment Period and (2) the closing price of a share of Stock on the last trading day of the Payment Period ("Option Price").

         The Plan, which was approved by the Company's stockholders at their August 31, 1995, meeting, authorized the sale of up to 500,000 unissued or treasury shares of Stock to participants through the Plan. At December 31, 1998, the participants had purchased 165,061 whole shares of Stock since the Plan's inception and had accumulated payroll deductions during the July 1, 1998, to December 31, 1998, Payment Period sufficient to purchase 29,224 whole shares of Stock subsequent to December 31, 1998, leaving 305,715 whole shares of Stock available for future purchases by Plan participants.

         The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as "ERISA").

         Eligibility
         -----------
         All full-time employees of the Company or any of its participating subsidiaries who have completed 12 months of continuous employment and all part-time employees of the Company or its participating subsidiaries who satisfy certain service requirements and who have completed 12 months of continuous employment are eligible to participate in the Plan. Eligible employees may only enroll in the Plan at the beginning of a Payment Period.

         Stock Purchases
         ---------------
         On the last trading day of each Payment Period, the amount of each participant's accumulated payroll deductions is applied towards the purchase of the maximum number of whole shares of Stock possible, determined by dividing the participant's total contribution by the per share Option Price applicable for that Payment Period. Purchased shares of Stock are then issued by the Company and transferred to a brokerage account outside of the Plan in the name of the participant.

                              TELXON CORPORATION

                        1995 Employee Stock Purchase Plan

                          Notes to Financial Statements


1.       Description of the Plan, Continued:
         ------------------------

         Participant Contributions
         -------------------------
         Participants may elect to have 1% to 15% of their "Covered Compensation" (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock. Participants may only change their deduction percentages at the beginning of a Payment Period. No interest accrues or is paid on participants' accumulated payroll deductions. Once made, the Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees' payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the end of each Payment Period in accordance with the Plan.

         Any accumulated contribution amount that is insufficient to purchase a whole share of Stock at the end of a Payment Period is carried forward and applied to the purchase of whole shares of Stock in future Payment Periods or refunded to the participant upon withdrawal from the Plan. Such amounts are recorded as the liability "Residual participant contributions" at December 31, 1998 and 1997.

         Employer Contributions
         ----------------------
         The 15% discount from market value granted to Plan participants on the purchase of whole shares of Stock at the end of each Payment Period represents the Company's non-cash contribution to the Plan. These non-cash contributions amounted to $146,131, $129,807 and $135,711 for the years ended December 31, 1998, 1997 and 1996, respectively.

         Participant Refunds
         -------------------
         Plan participants may withdraw from the Plan at any time by properly notifying the Company. However, a participant's accumulated payroll deductions prior to withdrawal from the Plan will continue to be applied toward the purchase of whole shares of Stock on the last trading day of the Payment Period.

         Participants who terminate their employment relationship with the Company are not eligible to continue in the Plan. All payroll deductions accumulated during the Payment Period through the date of such cessation of employment are refunded to the employee or, in the event of the employee's death, to his or her estate.

         Administrative Expenses
         -----------------------
         The Company bears all costs in connection with the Plan, including administrative fees and all fees associated with the issuance of Stock. Administrative expenses related to the Plan amounted to approximately $18,000, $19,000 and $22,000 for the years ended December 31, 1998,
         1997 and 1996, respectively.

         Plan Termination
         ----------------
         Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time. The Plan will also terminate when all or substantially all of the shares of Stock reserved for the purposes of the Plan (initially 500,000 shares) have been purchased. Upon termination of the Plan, all payroll deductions not used to purchase Stock would be refunded to Plan participants.

                               TELXON CORPORATION
                       1995 Employee Stock Purchase Plan
                         Notes to Financial Statements

2.       Income Tax Status
         -----------------

         The Plan fulfills the requirements of an "employee stock purchase plan" as defined in Section 423 of the Internal Revenue Code. As such, the Plan is not required to file income tax returns or pay income taxes. Under Section 423, a participating employee will recognize no income, and the Company will be entitled to no deduction, for federal income tax purposes when an employee enrolls in the Plan or when a participant purchases whole shares of Stock under the Plan.

3.       Subsequent Event
         ----------------

         Plan participants' accumulated payroll deductions for the Payment Period ended December 31, 1998, amounted to $367,636, and have been recorded as an amount receivable from the Company at December 31, 1998. Subsequent to year end, $344,661 of these accumulated deductions were used to purchase 29,224 whole shares of Stock which were issued to participants in January 1999. As of the option price date, the 29,224 whole shares of Stock purchased subsequent to year end had a market value of $405,483, which has been recorded as the liability "Payable for stock purchases" at December 31, 1998.

                       CONSENT OF INDEPENDENT ACCOUNTANTS
                       ----------------------------------


We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-62957) of the Telxon Corporation 1995 Employee Stock Purchase Plan of our report dated March 29, 1999 appearing on page 2 of this Annual Report on Form 11-K of Telxon Corporation.


                                              /s/ PricewaterhouseCoopers L.L.P.
                                                  PRICEWATERHOUSECOOPERS L.L.P.
Akron, Ohio
March 30, 1999

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Stock Option and Restricted Stock Committee, the administrator of the Telxon Corporation 1995 Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 30, 1999


                                         TELXON CORPORATION
                                         1995 EMPLOYEE STOCK PURCHASE PLAN

                                         /s/ Margaret E. Pais
                                         Margaret E. Pais, Vice President,
                                         Human Resources/Administration